SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 15, 2007 relating to the Registrant entering into a conditional Settlement Agreement with the Essar Group (as defined therein) pursuant to which, each member of the Essar Group will, amongst others, (i) take all reasonable steps to ensure completion of the proposed sale of the Registrant’s entire interests in Hutchison Essar Limited to a subsidiary of Vodafone Group Plc (“Transaction”) and will refrain from initiating any action that may inhibit or delay such completion; (ii) waive any rights it may have or claims to have in respect of certain matters including those relating to the Transaction and terminate certain agreements, alleged agreements and understanding relating to the relationship connected to Hutchison Essar Limited; and (iii) gives the Registrant certain indemnities and waives any rights it may have in relation to the Transaction.

1.2	Press Release dated March 15, 2007 relating to the Registrant reaching settlement with the Essar Group for completion of the proposed sale of the Registrant’s entire interests in Hutchison Essar Limited to a subsidiary of Vodafone Group Plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

CONNECTED TRANSACTION

The Directors announce that on 15 March 2007, the Company entered into the conditional Settlement Agreement with the Essar Companies pursuant to which each of the Essar Companies has agreed (and has undertaken to procure that each member of the Essar Group will agree) to, amongst others, refrain from doing anything which would, or would be likely to, prevent, delay or inhibit Completion of the Transaction in any way, use all reasonable endeavours and take all reasonable steps to ensure Completion of the Transaction is achieved as soon as practically possible, waive any and all rights it has, may have or claims to have in respect of certain matters including those relating to the Transaction, and terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar.

Subject to Completion of the Transaction occurring and Independent Shareholders’ Approval having been obtained, the Company has agreed to make scheduled cash payments aggregating US$415 million (approximately HK$3,243 million) (before Interest) to ECIL.

The Essar Companies are connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar or are associates thereof. The transaction underlying the Settlement Agreement constitutes a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

A circular which contains details of the Settlement Agreement, an opinion from the Independent Board Committee in respect of the Settlement Agreement, an opinion from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders covering such matters as are required under the Listing Rules and a notice convening the Second EGM will be despatched to Shareholders as soon as practicable after the date of this announcement.

Reference is made to the Company’s announcements dated 12 February 2007 (the “First Announcement”), 21 February 2007, 22 February 2007, 7 March 2007 and 9 March 2007, respectively, and the circular to Shareholders dated 21 February 2007 (the “Circular”).

THE SETTLEMENT AGREEMENT

Date

15 March 2007

Parties

(1) Company

(2) Essar Companies

Background

Since the First Announcement, certain of the Essar Companies have asserted various rights in relation to the Transaction and have threatened to commence Proceedings in the Indian Courts in order to enforce those alleged rights, including by preventing Completion of the Transaction. The Company has been engaged in discussions with the Essar Companies which are now in support of and desirous for the Company and the Purchaser to complete the Transaction and agreed to enter into the Settlement Agreement.

Conditional Agreement

Pursuant to the Settlement Agreement, each of the Essar Companies has agreed (and has undertaken to procure that each member of the Essar Group will agree) to, amongst others, (i) with effect from the date of the Settlement Agreement, refrain from doing anything, including commencing or supporting any Proceedings, which would, or would be likely to, prevent, delay or inhibit Completion in any way, insofar as reasonably practicable, use all reasonable endeavours and promptly take all reasonable steps to ensure Completion of the Transaction is achieved as soon as practically possible, and use all reasonable endeavours and promptly take reasonable steps to assist the Company and others in defending certain Proceedings, (ii) with effect from the date of the Settlement Agreement, but subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount, irrevocably and unconditionally waives, with effect from Completion, any and all rights of any kind that it has, may have or claims to have, in respect of the matters more particularly described in the Settlement Agreement including any matters arising out of or in any way related to or connected with the Transaction, and (iii) subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount, terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. ECIL has also agreed to indemnify and hold harmless the Company on demand against liability or loss in respect of certain Proceedings or claims which are or may be brought pursuant to the Agreement against the Company subject to the terms and conditions more particularly set out in the Settlement Agreement (the “Essar Indemnity”).

Consideration

The Company has agreed to pay ECIL or as it directs: (i) an amount equal to US$373.5 million (approximately HK$2,918 million) immediately following Completion of the Transaction, or if later, within two business days of obtaining Independent Shareholders’ Approval; and (ii) an amount equal to US$41.5 million (approximately HK$324 million) (together with Interest) upon occurrence of certain events stipulated in the Settlement Agreement but in any event no later than on the date falling two business days after the second anniversary of Completion. The Settlement Amount was arrived at after arm’s length negotiations.

REASONS FOR, AND BENEFITS OF, THE SETTLEMENT AGREEMENT

As stated in the First Announcement, the Board considered the Transaction to be in the interests of the Company and the Shareholders as a whole as the Consideration represents an attractive valuation for the Sale Group and a premium to comparable telecommunications assets in India and it will unlock substantial value for the benefit of the Shareholders and the Company will realise a substantial profit. At the EGM, the Transaction received the support of an overwhelming majority of the Shareholders who voted thereat. The entering into and implementation of the Settlement Agreement will remove the uncertainty and risk as to Completion of the Transaction which are posed by the claims and assertions of the Essar Group, increase the likelihood of a prompt and unobstructed Completion of the Transaction in accordance with the terms of the Agreement, finally settle any dispute which may exist between the two groups and provide the Company with the benefit of the Essar Indemnity, which would reduce the liability and/or losses, if any and to the extent of the Settlement Amount paid, which the Company might otherwise face arising out of Proceedings or claims to which the indemnity relates.

FINANCIAL EFFECTS OF THE SETTLEMENT AGREEMENT

Upon Completion and assuming full payment of the Settlement Amount, implementation of the Settlement Agreement will reduce both the Company’s estimated before tax gain from the Transaction of approximately US$9,610 million and the net cash inflow to the Group of approximately US$11,000 million by the Settlement Amount. A special dividend of HK$6.75 per Share expected to be declared and paid subject to Completion occurring and further approval of the Board remains unchanged and the remaining net proceeds from the Transaction available to the Group for investment in telecommunications businesses, working capital and general corporate purposes will be reduced by the Settlement Amount.

INFORMATION ABOUT THE PARTIES

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

The Essar Companies are connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar or are associates thereof. The Essar Companies are part of the Essar group which is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, power, shipping, constructions, oil and gas and telecoms.

LISTING RULES IMPLICATIONS FOR THE COMPANY

The transaction underlying the Settlement Agreement constitutes a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

The Independent Board Committee has been formed to give an opinion to the Independent Shareholders in respect of the Settlement Agreement after taking into account the opinion to be issued by the Independent Financial Adviser appointed to issue an opinion to the Independent Board Committee and the Independent Shareholders covering such matters as are required under the Listing Rules.

A circular which contains details of the Settlement Agreement, an opinion from the Independent Board Committee in respect of the Settlement Agreement, an opinion from the Independent

Financial Adviser to the Independent Board Committee and the Independent Shareholders and a notice convening the Second EGM will be despatched to Shareholders as soon as practicable after the date of this announcement.

Save for the Independent Board Committee who will provide an opinion to the Independent Shareholders in respect of the Settlement Agreement in the circular as described above, the Board considers the transaction contemplated under the Settlement Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Settlement Agreement and thus no Shareholder is required to abstain from voting at the Second EGM.

DEFINITIONS

In this announcement, unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein and the following expressions have the following meanings:

“ECIL”	Essar Communications (India) Limited, which owns indirectly the economic interest of 21.9% of the shares in Hutchison Essar

“Essar Companies”	collectively, ETH, Essar Com Limited, Essar Telecom Investments Limited and ECIL, which together hold approximately 33% equity interest in Hutchison Essar, and an “Essar Company” means any one of them

“Essar Group”	Essar Companies, Essar Communications Limited, Essar Telecom Holdings Overseas Private Limited (formerly Vilsat Investments Private Limited) and Essar Com (India) Holdings Limited

“ETH”	Essar Teleholdings Limited, a substantial shareholder of Hutchison Essar

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the Independent Shareholders in respect of the Settlement Agreement

“Independent Financial Adviser”	the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Settlement Agreement to be appointed

“Independent Shareholders”	Shareholders who do not have any material interest in the Settlement Agreement other than by virtue of their shareholding in the Company

“Independent Shareholders’ Approval”	the approval, ratification and confirmation of the Settlement Agreement to be sought from the Independent Shareholders by poll at the Second EGM

“Interest”	interest on the remaining balance of the Settlement Amount from the date of payment of the first instalment of the Settlement Amount at LIBOR until the date of payment of the second and final instalment of the Settlement Amount

“LIBOR”	shall have the meaning ascribed to such term in the Settlement Agreement

“Proceedings”	shall have the meaning ascribed to such term in the Settlement Agreement

“Second EGM”	the extraordinary general meeting of the Company to be convened and held to consider and approve the Settlement Agreement, and any adjournment thereof

“Settlement Agreement”	the agreement dated 15 March 2007 entered into amongst the Company and the Essar Companies relating, among other things, to the settlement of certain matters in connection with Hutchison Essar on and subject to terms more particularly set out therein

“Settlement Amount”	the aggregate amount of US$415 million (or approximately HK$3,243 million) (before Interest) which is conditionally agreed to be payable by the Company under the Settlement Agreement according to the payment schedule set out therein

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.8137 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

    (Alternate to Mr. Fok Kin-ning, Canning

    and Mr. Frank John Sixt)

Mr. Martin Wolfgang MICHLMAYR

    (Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

    (Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

    (Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

    (Alternate to Mr. Tim Pennington)

By Order of the Board

/s/ Edith Shih
Edith Shih
Company Secretary

Hong Kong, 15 March 2007

Exhibit 1.2

Hutchison Telecom announces settlement reached with Essar for the

Completion of the Hutchison Essar transaction

Hong Kong, 15 March 2007 - Hutchison Telecommunications International Limited (“Hutchison Telecom” or ‘the Company”; SEHK: 2332; NYSE: HTX) today announced that it has entered into a conditional Settlement Agreement with the Essar Group (‘Essar’), in connection with the proposed sale of the Company’s entire interests in Hutchison Essar Limited (‘Hutchison Essar’) to a subsidiary of Vodafone Group Plc (‘Vodafone’).

On February 12, the Company announced the proposed disposal of its interests in Hutchison Essar for a cash consideration of approximately US$11.1 billion (HK$87 billion), representing a significant premium. The proposed disposal unlocks substantial value for its shareholders that will not only bring tremendous benefit to shareholders today but will also uniquely position the Company for future development.

Under the Settlement Agreement, Essar will take all reasonable steps to ensure completion of the transaction and will refrain from initiating any action that may inhibit or delay the completion. Further, Essar will give the Company certain indemnities and waive any rights it may have in relation to the transaction. Hutchison Telecom in turn has agreed to pay Essar US$373.5 million at the closing of the transaction with Vodafone, and a further US$41.5 million and interest on the occurrence of certain events but in any event no later than the second anniversary.

The Company reiterates its expectation to declare a special dividend of approximately HK$6.75 per share or approximately US$12.96 per ADS subject to closing of the transaction.

The Company received the shareholders’ approval for the transaction at the Extraordinary General Meeting held on March 9. It expects completion of the transaction to take place during the second quarter of 2007.

- End -

For enquiries, please contact:

Mickey Shiu	Dan Evans
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: (852) 2128 3107	Work: (1) 425-709-8888 ext 284
Mobile: (852) 9092 8233	Mobile: (1) 425-753-0737
E-mail: mickeyshiu@htil.com.hk	E-mail: danevans@htil.com.hk

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About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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